

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

John Oyler
Chief Executive Officer and Chairman
BeiGene, Ltd.
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands KY1-1108

      Re: BeiGene, Ltd.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 28, 2022
          File No. 001-37686

Dear Mr. Oyler:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Edwin M. O'Connor, Esq.